EXHIBIT 11

	Three Months Ended March 31,
	2006	2005
	(in thousands, except per share data)
	(unaudited)
Net Income	$738	$635

Average Shares Outstanding	1,890,552	1,866,991

Basic Earnings Per Share	$0.39	$0.34

Net Income	$738	$635

Average Shares Outstanding	1,890,552	1,866,991
Net Effect of Dilutive Stock Options	50,991	64,641

Adjusted Shares Outstanding	1,941,543	1,931,632

Diluted Earnings Per Share	$0.38	$0.33